UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Paul Malek

General Counsel

Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 869,681
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 869,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Motulsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Varkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Sacks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Sisitsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Thoyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D/A

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the SEC on May 23, 2016 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 22nd, 2016, the Reporting Persons, other “Supporting Parties”, and Kejriwal Group International entered into the Support Agreement attached hereto as Exhibit 3 (the “Support Agreement”), which Support Agreement sets forth certain terms with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, which transactions, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Support Agreement or at all. The description of the Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such agreement, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 3: Support Agreement, dated June 28, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2016

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul Malek
Paul Malek
General Counsel

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul Malek
Paul Malek
General Counsel of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Christopher Wilson

THOMAS VARKEY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes